One University Plaza Suite 307 Hackensack, NJ 07601 Phone: 201-808-8400

August 23, 2013

VIA EDGAR

Jeffrey Riedler

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Champions Oncology, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 16, 2013

File No. 000-17263

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated August 23, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Preliminary Proxy Statement on Schedule 14A of Champions Oncology, Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Proposal No. 5 – Grant the Board of Directors discretionary authority to amend …. Page 24

1.	We note your disclosure that, in connection with the reverse split, you do not intend to change the number of shares of common stock authorized, resulting in additional authorized but unissued shares that may be issued by your Board of Directors in its discretion. Please disclose whether you currently have, or do not have, any plans with respect to these additional authorized but unissued shares. If any such plans exist, please disclose all material information.

The Company notes your comment and has inserted the following sentence into the Preliminary Proxy Statement: “The Company does not have any current plans with respect to these additional authorized but unissued shares.”

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please do not hesitate to contact me.

Sincerely,

CHAMPIONS ONCOLOGY, INC.

By:	/s/ Joel Ackerman
	Name:	Joel Ackerman
	Title:	Chief Executive Officer

Cc:	Ms. Christina De Rosa

Division of Corporate Finance

Securities and Exchange Commission

Christopher M. Locke

Epstein Becker & Green, P.C.

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